Invest in TransitNet

TransitNet brings title to crypto


TransitNet

TRANSITNET.IO MANHATTAN BEACH CA

Software | Technology | Fin Tech | B2B | Saas

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Why you may want to invest in us...

1. We solve a big problem. Without proof of ownership, institutional players won't adopt crypto.
2. The opportunity is huge. We estimate the addressable market could be up to $5 billion.
3. Our team is awesome. Eric (PayPal), Chris (investing) & Will (audit tech) are fintech veterans.
4. Peter Thiel, Founders Fund, 500 Startups, Brian Kelly & Alphabit Fund are stakeholders.
5. We already have a working beta product. Our cloud-based SaaS platform is up and running!
6. Our beta customers include well-known advisory firms such as Cohen & Co. and Berkower LLC.
7. TransitNet was incubated at CapLinked Inc. and has just been spun out as a separate company.
8. This is your chance to get in on the ground floor of something special!

Why investors ❤ us

WE'VE RAISED $5,000 SINCE OUR FOUNDING



TransitNet is an ingenious FinTech innovation that can accelerate the expansion of Cryptocurrency and Blockchain in a highly lucrative, controlled risk way. Prospectively, TransitNet could be the financial equivalent of a toll booth utility with gold mine store enterprise economics.

Briefly, reasons why I am investing in TransitNet:

1. Cryptocurrency and the Blockchain are a massive, explosively growing market with the potential to transform the world's money system.

2. Big problem of confidence – lawlessness, loss, theft – has slowed and frustrated realization of Cryptocurrency's full potential.

3. TransitNet represents an elegant solution to the confidence problem by providing the financial services equivalent of title insurance for property.

4. TransitNet can be the equivalent of a Toll Booth just outside everyone's favorite destination with gold mine store economics.

5. TransitNet has been incubated by very very successful innovative FinTech enterprise, led by management with a track record of extraordinary success.

6. TransitNet is backed by the PayPal mafia, including the legendary Peter Thiel, Facebook board member, whose critical early $500,000 Investment in Facebook is now worth billions.

7. TransitNet has the potential to be a major FinTech player, possibly joining those extraordinary companies whose brilliant business models and effective execution command billion dollar valuations.

My perspective concerning the TransitNet market opportunity and the TransitNet enterprise itself, is informed by my role over the last eight years as an advisor to and investor in CapLinked – TransitNet's sponsor – which incubated the company. CapLinked is one of my portfolio of some 25 start-up

incubated the company. CapLimited to one of my portfolio of some 25 start-up new ventures. My portfolio companies – five of which are on a path to prospective billion dollar plus valuations – are selected because they model and monetize the implications of my award-winning research concerning the technologies that transform society and commerce, thereby creating extraordinary value, plus the select, not widely recognized critical strategic management functions that most impactfully create and destroy value.

Some years ago, Cryptocurrency and Blockchain – the technology that enables complex transactions and sequential processes to function in the cloud – were perceived as the new new FinTech thing, promising to transform money and transactions. Proponents proclaimed Cryptocurrency's emergence as the innovative new medium of exchange and store of value would soon disrupt the world's money systems, replacing the ancient institution of paper money and coins with a far superior 21st-century virtual currency.

Indeed, Cryptocurrency has experienced explosive growth:

- 6,955 Cryptocurrencies have been created and distributed.

- Total value of Cryptocurrency issuance has amounted to $461 billion.

- Estimated cryptocurrency losses are in the range of $60 billion to $90 billion.

The most visible Cryptocurrency's _____ and _____, have soared in value from issuance by __X and Z, respectively.

The early momentum of Cryptocurrency's off-to-the-races expansion pace slowed because of a crisis in confidence. If you happened to forget and not be able to source the code that identifies cryptocurrencies that you own, you lost your money. If you happened to invest in a cryptocurrency run by a shady operator, you lost your money. If the company in which you invested engaged in dubious, even irresponsible business practices, the integrity of that particular cryptocurrency could be compromised. For all its potential and enthusiasm, Cryptocurrency was more like the unregulated lawless Wild West than the established, high trust financial world of regulated financial services and money systems backed by governments. If you were targeted by thieves, your cryptocurrency could be stolen without a trace.

By addressing the Cryptocurrency confidence crisis, TransitNet promises to bring the stability, reliability, and consistency, so essential to create the confidence and trust necessary for the expansion of Cryptocurrency. To this end, the business economics of TransitNet may be viewed through the prism of a FinTech version of a toll road, property title insurance, and gold mine store economics.

The critical role of property insurance in real estate transactions is an instructive analogy to the function that TransitNet promises to play in the Cryptocurrency and Blockchain world and the potential financial rewards for effectively delivering on that promise. When it comes to buying a property as well as advancing money in the form of a loan secured by a property, confirming that the owner has "good title" is an essential precondition to any property financial transaction. The property title insurance industry has emerged to fill this essential critical good title confirmation need. In contemporary property transactions, title insurance is a precondition to money changing hands: no title insurance, no money.

As the Cryptocurrency world is more lawless than ordered, more Wild West than buttoned-down, absent a solution to the imperative of proving good title – to prove you own a property, if somehow you misplaced the documents, as well as the means to secure your ownership from theft – real estate transactions would not go forward. This is the very circumstance that faces Cryptocurrency and the very problem that TransitNet solves.

Property insurance is an extraordinarily profitable oligopolistic business. Each insurance policy involves low fulfillment cost, so margins are high. Plus, claims are relatively few, so the risks of covering any insurance claims and capital reserves needed to insure against claims are modest. Consequently, the property insurance sector is real estate's equivalent to owning the toll road to the special destination that everyone wants to go: if you own that toll road, you can make a fortune.

A second instructive analogy for the TransitNet business model is the mine concept of the gold mine store. In the mid-1800s Northern California gold rush, a few fortunate, entrepreneurial players made great fortunes, yet the vast majority of gold miners did not do nearly so well. But every gold miner needed provisions – mining implements, supplies, food, clothing. Gold mine store owners selling those provisions made money whether or not their customers ever discovered much gold. Not readily appreciated is just how much money was made at the gold mine store, whose owners made a fortune from the gold rush.

TransitNet is like a gold mine store. If you want to mine gold in the world of Cryptocurrency and Blockchain, you need the FinTech equivalent of gold mining provisions. By providing this necessary ingredient – the Cryptocurrency/Blockchain equivalent of provisions for the gold miner – TransitNet is poised potentially to reap extraordinary financial returns.

TransitNet represents a comparably lower risk, broader market coverage, high potential return, really ingenious way to play the Cryptocurrency and Blockchain opportunity. Just like the gold miners what needed to stock up with provisions from the gold mine store, everyone playing in the Cryptocurrency/Blockchain world needs what TransitNet provides.

Summarizing reasons why I am investing in TransitNet include:

1. TransitNet is a brilliant FinTech innovation that solves a pressing need/problem that obstructing the realization of the potential of a major/exploding market: Blockchain and Cryptocurrency.

2. TransitNet is led by the proven management duo: Eric Jackson and Chris Gray.
3. TransitNet is supported by the systems/knowledge/expertise/network/team of CapLinked, a highly successful FinTech enterprise that has developed a great value proposition: virtual deal room to support major financial transactions.
4. CapLinked is backed by savvy, very successful investors, including the PayPal mafia and, most specifically, Peter Thiel, the most successful tech entrepreneur, investor, visionary: CEO of PayPal which was sold to eBay; early investor and board member of Facebook: his critical, early stage $500,000 investment is now worth more than $2 billion; driving force and major shareholder of Palantir, valued in recent IPO at $___ billion
5. TransitNet has the potential to be an extraordinarily valuable enterprise, thereby offering a very rewarding return to Investors that invest in TransitNet now.

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Stephen Roulac CEO, Roulac Global

`LEAD INVESTOR` `INVESTING $10,000 THIS ROUND`

Our team



Eric Jackson
CEO and Co-Founder
Member of the early PayPal team responsible for building the company's revenue model. Serial entrepreneur, CEO and co-founder of CapLinked.
(in) (twitter)



Christopher Grey
COO and Co-Founder
Invested and managed several billion dollars in private equity over 15 years. Co-founder of profitable enterprise software company CapLinked.
(in)



Will Coleman
Architect
Principal architect of attest services to support cryptocurrency investment funds for Cohen & Company, the largest auditor of crypto investment funds in the U.S.
(in)

Downloads

📄 TransitNet Presentation October 2020 - FINAL.pdf

Invest in TransitNet

For all its promise, crypto is still like the wild west. The risk of theft or loss is high, and one reason for that is the lack of title.

What is title? Title refers to a document that lists the legal owner of an asset. Assets like real estate, vehicles, and bank accounts all have title associated with them. Think of title as proof of ownership. Title helps you protect assets with insurance and use them as collateral for loans.



The Problem:

Lack of Title Keeps Institutional Players from Adopting Crypto

⎯⎯

- Crypto as a bearer asset is useful as a cash substitute, but it's a barrier to institutional investors adoption.
- Lack of title is a problem for custodians, auditors, and other service providers.
- Regulators have identified this as a concern.

Lack of title is simply a **show stopper** for many institutional players. It makes crypto too risky to use in building new technology or making investments.



Institutional Players Need Title

⎯⎯

Many requirements of institutional players cannot be met without title:

- Proof of Reserve
- Ability to Insure



Use as Collateral
Auditability & Compliance

Presenting the Solution... TransitNet!



TransitNet
The Solution:
Build Crypto's Title Registry of Record
Create the offchain registry of record for digital wallets.
Combine data from trusted sources & partners with self-reported information to create a comprehensive database.
Develop a robust, proprietary concept of title that works for crypto.

Our Team = PayPal, Finance, & Blockchain Veterans

Our team is uniquely qualified with decades of industry experience in tech and finance.

- **CEO Eric Jackson** was recruited by Peter Thiel to join the early PayPal team, where he built PayPal's revenue model.

- **COO Christopher Grey** is a serial entrepreneur, experienced finance executive, and tech angel investor.

- **Architect Will Coleman** is a noted technologist with blockchain, audit, and regulatory experience.

Additionally, our advisors have some of the best experience in fintech and blockchain.



Experienced Leadership Team
ERIC JACKSON
CEO & CO-FOUNDER
Early PayPal, Author of "The PayPal Wars"
CHRISTOPHER GREY
COO & CO-FOUNDER
Finance Executive, Angel Investor
WILL COLEMAN
ARCHITECT
Technology consulting for cryptocurrency funds
Advisors (partial list):
ALEX FELIX
COINFUND
KEN MILLER
PAYPAL, INTUIT, GEM
JOHN WU
AVA LABS
CHRIS KITZE
ALPHABIT FUND

We've already built a Working Beta Product...



Asset Collision Identifier
TransitNet
Dashboard
Collision Activity
Asset Activity
Fund Activity
User Activity

...And Recruited Exclusive Beta Clients to Use It



Cohen & Co
BERKOWER LLC
TRIDENTTRUST
withum
"TransitNet provides a critical service for the audit, tax and service provider community.



By providing a secure and private way to identify if multiple managers have claimed a wallet address, TransitNet enhances our ability to verify the title for digital assets."
–Corey McLaughlin, Cohen & Company

This is YOUR CHANCE to Be Part of a New Venture

TransitNet LLC is a brand new company. Its stakeholders include **Peter Thiel, Founders Fund, 500 Startups, Kenetic Capital, Brian Kelly (BKCM), & Alphabit Fund**.



OUR HISTORY
TransitNet was incubated by CapLinked Inc., a venture-backed software company whose virtual data room SaaS product is used by clients such as Amazon, Hess, KPMG, and Roche to securely share information.
After raising financing from a few select high-profile blockchain investors to build TransitNet's beta product, CapLinked is spinning off TransitNet as a separate company so it can achieve its sweeping vision.
Caplinked
Investors:
FOUNDERS FUND
Kenetic
BKCM
ALPHABIT
THIEL
NextProtocol Capital

Using the capital raised in this funding round, we will move decisively to build out our product and scale up our sales & marketing efforts.



Strategy Roadmap
STAGE 1 (Complete)
Build the beta product
On-board pilot clients to our beta product and establish proof-of-concept
Announce product and begin building credibility
STAGE 2 (Early-2021)
Enable title reporting capabilities
Initiate direct marketing campaign to funds and service providers
Implement partnerships with key industry players
STAGE 3 (Late-2021 & beyond)
Expand validation types
External facing validation of ownership and control
Link with AML /KYC providers
Make platform available to exchanges to validate incoming assets

You're invited to get in on the ground floor with **members of the PayPal Mafia** as we build something special.

With an incredible vision, talented leadership, a working beta product, and market validation, the only thing missing is...you!

Let's Build the Future Together
The adoption of digital assets has been hampered by the absence of title.
But we know how to solve this problem. Join us in building TransitNet, a critical component of this new financial infrastructure.

We hope you'll join us!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We want to make crypto safe. We are creating a title registry that enables people and businesses to reliably confirm ownership for digital currencies they have in their crypto wallets.

Where will your company be in 5 years?

We aspire to become the title registry of record for all major institutions transacting in crypto. We believe this could lead to $100M in annual revenues.

Why did you choose this idea? ⌄

We believe crypto holds great promise, but only if it enters the mainstream and becomes more widely used by existing players in financial services. Many requirements of institutional players cannot be met without title: proof of reserve, use as collateral, and ability to insure.

How far along are you? What's your biggest obstacle? ⌄

Our beta product is currently live and being used by a handful of invite-only enterprise customers. Next we will need to improve our beta product, add new features, and open up registration to allow other parties to register for the service.

Who competes with you? What do you understand that they don't? ⌄

There currently is no comparable title registry.

How will you make money? ⌄

We will use a SaaS subscription model -- we will charge subscription fees to our users.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is reaching scale. A title registry becomes a valuable platform if it has a large set of reliable records. We will need to overcome the chicken-and-egg challenge of scaling up to become a large platform with a network effect.

Is TransitNet a cryptocurrency, or is your software built on top of a blockchain? ⌄

No. Our software is a cloud-based SaaS platform. However, it is used by our clients to confirm title of blockchain-based digital assets (crypto).